August 26, 2005



Mail Stop 4561


VIA U.S. MAIL AND FAX 1-314-506-5560

Mr. Eric H. Brunngraber
Chief Financial Officer
Cass Information Systems
13001 Hollenberg Drive
Bridgeton, Missouri 63044


RE:	Cass Information Systems
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for the quarter ended March 31, 2005
File no. 333-44497

Dear Mr. Brunngraber:

We have reviewed your response letter dated August 2, 2005 and have the following additional comments. These comments should be addressed in all future filings with the Commission, if indicated. Supplementally provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10K for the fiscal year ended December 31, 2004

Consolidated Statements of Income, page 25

1. We have considered your response to comment 1 and question your classification of other income items (i.e. gain on sales of investment securities) within revenues. These amounts should be presented below net interest income after the provision for loan losses pursuant to Rule 9-04 of Regulation S-X. Please advise or revise future filings accordingly to reclassify these amounts.

Note 7 - Equity Investments in Non-Marketable Securities, page 36

2. We have reviewed your response to our prior comment 3. Given the investee has "performed poorly during the past few years", it is unclear why you believe the extension of a credit line does not create some level of dependence on your Company as the investor. This combined with your board representation appears to indicate you may have significant influence over this investee. Further, majority ownership interest by another investor does not necessary preclude the ability to exercise significant influence. Please further advise us your consideration of the facts and circumstances that lead you to believe that you have no significant influence over this investee.

*    *    *    *

Please respond to these comments within ten business days. Please file your response on EDGAR.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3413 if you have questions.


						Sincerely,



      Cicely D. Luckey
      Branch Chief



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Mr. Brunngraber
Cass Information Systems, Inc.
August 26, 2005
Page 1